GREAT PANTHER RESOURCES LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2008 and 2007
Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

MANAGEMENT’S COMMENTS ON
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTICE OF NO AUDIT OR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

	June 30,	December 31,
	2008	2007

Assets

Current assets:
Cash and cash equivalents	$4,428,801	$5,357,977
Marketable securities	35,809	39,795
Amounts receivable (note 5)	3,039,245	5,879,243
Income taxes recoverable	552,378	363,220
Inventories (note 6)	1,265,665	748,473
Prepaid expenses, deposits and advances	476,707	576,589
	9,798,605	12,965,297

Mineral properties, plant and equipment (note 7)	16,807,695	18,087,813

	$26,606,300	$31,053,110

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$2,329,932	$2,216,730
Current portion of long-term debt (note 9(a))	98,912	88,625
	2,428,844	2,305,355
Long-term liabilities:
Convertible loan notes (note 9(b))	4,328,482	4,028,611
Asset retirement obligations	1,229,554	1,101,171
Future income tax liability	1,966,961	2,421,504
	9,953,841	9,856,641

Shareholders’ equity:
Capital stock (note 10)	57,657,431	56,988,447
Contributed surplus (note 10(c))	7,671,442	6,261,116
Equity component of convertible note	2,569,000	2,569,000
Accumulated other comprehensive income (loss) (note 11)	(8,168)	5,945
Deficit	(51,237,246)	(44,628,039)
	16,652,459	21,196,469
Continuing operations (note 1)
Commitments and contingencies (note 17)

	$26,606,300	$31,053,110

See accompanying notes to the unaudited interim consolidated financial statements.

Approved on behalf of the Board:

“Robert A. Archer”	Director	“Kaare G. Foy”	Director

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three and six months ended June 30, 2008 and 2007

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007
Revenues:
Mineral sales	$7,397,809	$3,146,969	$13,849,532	$7,320,531
Cost of sales (excluding amortization
and depletion)	5,627,263	2,845,645	10,188,505	6,623,634
	1,770,546	301,324	3,661,027	696,897

Expenses:
Amortization and depletion of mineral
properties, plant and equipment	1,154,655	874,569	2,147,279	1,698,185
Accretion on asset retirement obligation	65,333	5,836	128,695	11,954
Mineral property exploration
expenditures (note 8)	2,008,224	2,194,382	3,794,616	3,469,585
General and administrative	1,623,617	865,295	3,259,028	2,064,355
Stock-based compensation	1,547,350	504,500	1,547,350	685,500
	6,399,179	4,444,582	10,876,968	7,929,579
	(4,628,633)	(4,143,258)	(7,215,941)	(7,232,682)

Other income (expenses):
Interest income	117,633	4,483	195,025	142,623
Interest expense	(279,069)	(94,064)	(552,094)	(276,178)
Foreign exchange gain (loss)	97,099	(1,259,636)	257,307	(1,355,093)
	(64,337)	(1,349,217)	(99,762)	(1,488,648)

Loss before provision for income taxes	(4,692,970)	(5,492,475)	(7,315,703)	(8,721,330)

Provision for income taxes (note 13)	501,970	(257,547)	706,496	(435,177)

Loss for the period	$(4,191,000)	$(5,750,022)	$(6,609,207)	$(9,156,507)

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on marketable securities	(1,299)	32,000	(14,113)	32,000

Comprehensive loss for the year	$(4,192,299)	$(5,718,022)	$(6,623,320)	$(9,124,507)

Diluted and basic loss per share	$(0.05)	$(0.08)	$(0.08)	$(0.13)

Weighted average number of common
shares outstanding	81,185,852	70,922,716	81,143,124	70,613,304

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF DEFICIT
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three and six months ended June 30, 2008 and 2007

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007
Deficit, beginning of the period	$(47,046,246)	$(28,333,663)	$(44,628,039)	$(24,927,178)

Loss for the period	(4,191,000)	(5,750,022)	(6,609,207)	(9,156,507)

Deficit, end of the period	$(51,237,246)	$(34,083,685)	$(51,237,246)	$(34,083,685)

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
Three and six months ended June 30, 2008 and 2007

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007
Cash flows used in operating activities:

Loss for the period	$(4,191,000)	$(5,750,022)	$(6,609,207)	$(9,156,507)
Items not involving cash:
Amortization and depletion of mineral
properties, plant and equipment	1,084,590	874,569	2,219,720	1,698,185
Foreign exchange gain on debt	1,769	47,159	2,529	47,159
Stock-based compensation	1,547,350	504,500	1,547,350	685,500
Future income tax	(252,085)	-	(454,543)	-
Interest accretion on debt discount	2,967	29,024	7,446	83,723
Interest accretion on convertible note payable	152,740	52,335	299,871	111,968
Accretion on asset retirement obligations	65,333	5,836	128,695	11,954
Changes in non-cash operating working capital:
Marketable securities	(10,127)	(33,000)	(10,127)	(33,000)
Amounts receivable	1,933,969	841,214	2,839,998	(90,677)
Inventories	165,107	(441,430)	(517,192)	(513,506)
Prepaid expenses and deposits	105,427	315,599	99,882	521,766
Accounts payable and accrued liabilities	(676,859)	1,547,928	113,202	1,114,728
Income taxes	(121,610)	31,575	(189,158)	92,934

Net cash used in operating activities	(192,429)	(1,974,713)	(521,534)	(5,425,973)

Cash flows used in investing activities:
Mineral properties and capital expenditures	(688,945)	(1,501,335)	(939,602)	(2,361,114)
Net cash used in investing activities	(688,945)	(1,501,335)	(939,602)	(2,361,114)

Cash flows from financing activities:
Repayment of long-term debts	-	(232,710)	-	(393,608)
Proceeds from exercise of warrants	142,710	442,823	142,710	1,191,636
Proceeds from exercise of options	29,250	87,750	389,250	182,250

Net cash from financing activities	171,960	297,863	531,960	980,278

Increase (decrease) in cash and cash equivalents	(709,414)	(3,178,185)	(929,176)	(6,806,809)

Cash and cash equivalents, beginning of period	5,138,215	5,579,424	5,357,977	9,208,048

Cash and cash equivalent, end of period	$4,428,801	$2,401,239	$4,428,801	$2,401,239

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three and six months ended June 30, 2008 and 2007

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007

Supplementary cash flow information:
Income taxes received	$70,741	$-	$-	$-
Income taxes paid	-	153,496	160,917	295,955
Interest income received	105,360	26,522	179,526	100,688
Interest expense paid	121,869	40,400	243,284	80,800

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2008 and 2007

1.	Nature of continuing operations:

Great Panther Resources Limited (“the Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share.

The Company is in the business of acquisition, development and exploration, and operation of mineral properties and mines in Mexico. Of the properties in which the Company has an interest, the Topia and Guanajuato mines were in production at the balance sheet dates. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable. Costs associated with these exploration stage properties have been expensed.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. During the six months ended June 30, 2008 and 2007, the Company recorded losses of approximately $6,609,000 and $9,157,000, respectively, and used cash in operations of approximately $522,000 and $5,426,000, respectively. As at June 30, 2008, the Company had an accumulated deficit of approximately $51,237,000 and a working capital balance of $7,370,000.

The Company’s ability to continue on as a going concern is dependent on the achievement of profitable operations, the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support its business activities. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2.	Basis of presentation:

(a)

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP based on accounting policies and practices consistent with those used in the preparation of the most recent annual financial statements, except as described in Note 3. These statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2007, as they do not contain all the disclosures required for annual financial statements.

(b) Certain comparative figures have been reclassified to conform to the current period presentation.

3.	Changes in accounting policies:

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

(a) Capital Disclosures:

Section 1535, Capital Disclosures, requires additional disclosures about the Company’s capital and how it is managed. The additional disclosure includes quantitative and qualitative information regarding the Company’s objectives, policies and processes for managing capital. The new disclosures are provided in Note 14.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2008 and 2007

(b)	Financial Instruments – Disclosure and Presentation:

Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, replace Section 3861, Financial Instruments – Disclosure and Presentation, require disclosures of both qualitative and quantitative information on the nature and extent of risks arising from financial instruments to which the Company is exposed and how it manages those risks. The new disclosures are provided in Notes 15 and 16.

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, income taxes recoverable, accounts payable and accrued liabilities, long-term debt and convertible loan notes.

Transaction costs are expensed as incurred for financial instruments designated as held-for-trading. The effective interest rate method of amortization is used for any transaction costs for financial instruments measured at amortized cost, which includes loans and receivables and other financial liabilities. Held-for-trading financial instruments include cash and cash equivalents and are initially and subsequently recorded at fair value. Unrealized gains and losses related to revaluations are recorded in net income for the period. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term.

Available-for-sale financial assets include marketable securities and are initially and subsequently recorded at fair value. Unrealized gains and losses resulting from revaluation are included in other comprehensive income. When the assets are sold or an impairment write down is required, the accumulated fair value adjustments recognized in equity are included in the income statement. Financial assets that are non- derivatives and not classified in any of the other categories are classified as available-for-sale. Categories of regular way purchases and sales of financial assets are accounted for at the settlement date.

Loans and receivables include amounts receivable and income taxes recoverable, and are initially measured at fair value and subsequently measured at amortized cost. Gains and losses resulting from revaluations, impairment write-downs and foreign exchange translation adjustments are recognized in net earnings for the period. Financial assets with fixed or determinable payments that are not quoted in an active market are classified in this category.

Other financial liabilities include accounts payable and accrued liabilities and are initially measured at fair value and subsequent periodical revaluations are recorded at amortized cost using the effective interest rate method. Gains and losses resulting from revaluation and foreign exchange translation adjustments are recognized in net earnings for the period.

Held-to-maturity financial instruments include long-term debt and convertible loan notes and are recorded at amortized cost, with accretion recorded in the statement of operations. The conversion feature of the convertible loan notes are recorded at fair value using a Black-Scholes valuation model upon issue of the note. The fair value of the conversion feature is recorded as an equity component of the note financing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value until extinguished on conversion or maturity.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2008 and 2007

3.	Changes in accounting policies (continued):

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired using the following criteria:

  For available-for-sale financial assets, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss, is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement are not reversed through the income statement.

  For loans and receivables, a provision for impairment is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor or delinquency in payments are considered indicators that a trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement within general and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative expenses in the income statement.

(c)	Inventories:

Effective January 1, 2008, the Company adopted Section 3031, Inventories, which replaces Section 3030. The new standard provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The Section also provides guidance on the cost formulas that are used to assign costs to inventories.

The Company’s production inventories are measured at the lower of weighted average cost and net realizable value. Costs include all direct production costs, variable production costs, and fixed overhead. Materials and supplies inventory, which includes the cost of consumables used in operations such as fuel, grinding media, chemicals and spare parts, are stated at the lower of average cost and replacement cost. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used during more than one period or if they can only be used in connection with an item of property, plant, and equipment.

The adoption of this new standard had no financial effect on the consolidated financial statements.

4.	Recent accounting pronouncements:

	(a)	Goodwill and Intangible Assets:

Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation, and disclosure of goodwill and intangible assets. The standard is effective for interim and annual financial statements beginning January 1, 2009. The Company does not expect the adoption of this Section to have a significant effect on its financial statements.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2008 and 2007

(b)	International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

5.	Amounts receivable:

	June 30,	December 31,
	2008	2007

Value added tax recoverable	$1,226,925	$3,037,482
Trade accounts receivable	2,022,352	2,515,477
Other	128,429	436,284
	3,377,706	5,989,243
Allowance for doubtful amounts	(338,461)	(110,000)

	$3,039,245	$5,879,243

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 15%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

6.	Inventories:

	June 30,	December 31,
	2008	2007

Finished product	$211,438	$311,357
Ore stockpile	65,746	29,319
Materials and supplies	988,481	407,797

	$1,265,665	$748,473

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2008 and 2007

7.	Mineral properties, plant and equipment:

The major components of the Company's mineral properties, plant and equipment are as follows:

	June 30,	December 31,
	2008	2007

Topia Mine:
Mineral properties	$2,410,851	$2,167,106
Plant and equipment	5,741,325	5,660,608
Buildings and mobile equipment	403,803	393,346
Asset retirement obligations	546,254	546,254
	9,102,233	8,767,314
Accumulated depreciation and depletion	(3,131,410)	(2,177,831)
	5,970,823	6,589,483

Guanajuato Mines:
Mineral properties	4,054,739	3,978,063
Plant and equipment	5,296,133	4,828,025
Buildings and mobile equipment	1,774,694	1,752,370
Land	2,844,889	2,844,889
Asset retirement obligations	532,213	532,213
	14,502,668	13,935,560
Accumulated depreciation and depletion	(3,969,118)	(2,753,990)
	10,533,550	11,181,570

Santo Nino	68,542	68,542

Leasehold improvements and other equipment, net of
accumulated depreciation of $170,877 (2007 - $123,957)	234,780	248,218

	$16,807,695	$18,087,813

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2008 and 2007

8.	Mineral property exploration expenditures:

The continuity of expenditures on mineral properties for six months ended June 30, 2008 is as follows:

	San	Santo	San	Topia	Topia
	Antonio	Nino	Taco	Main Block	II to IV	Guanajuato	Virimoa	Mapimi	2008

Analysis	$-	$-	$-	$22,712	$-	$86,610	$-	$75,326	$184,648
Drilling	-	-	-	300,124	-	546,482	-	722,205	1,568,811
Field costs	3,514	-	-	20,699	-	593	-	30,443	55,249
Geology	3,518	-	-	137,456	-	390,654	-	347,687	879,315
Project
administration	17,163	-	-	14,218	-	139,777	-	86,487	257,645
Mine exploration
costs	-	-	-	915,478	-	-	-	-	915,478

	24,195	-	-	1,410,687	-	1,164,116	-	1,262,148	3,861,146
Cost Recoveries	(66,530)	-	-	-	-	-	-	-	(66,530)
	(42,335)	-	-	1,410,687	-	1,164,116	-	1,262,148	3,794,616
Cumulative
expenses,
beginning of year	210,074	489,654	425,465	5,817,298	168,144	4,257,919	369,788	3,083,486	14,821,828

Cumulative
expenses,
end of year	$167,739	$489,654	$425,465	$7,227,985	$168,144	$5,422,035	$369,788	$4,345,634	$18,616,444

9.	Long-term debt:

	(a)	Long-term debt:

	June 30,	December 31,
	2008	2007

Arcoiris concession acquisition, carrying value of US$100,000, without interest and discounted at an effective interest rate of
26.8% per annum, payable in four staged payments over three
years	$101,971	$99,130

Less: unamortized discount	(3,059)	(10,505)
	98,912	88,625
Current portion	(98,912)	(88,625)
	$-	$-

Interest accreted on long-term debt totaled $7,446 in 2008 (2007 – $83,723).

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2008 and 2007

9.	Long-term debt (continued):

	(b)	Convertible loan notes:

	June 30,	December 31,
	2008	2007

$2,020,000 note due March 9, 2010, interest rate of 8% per annum payable quarterly. Discounted at an effective interest rate of
18.80%. Interest accreted on the note payable during the period
ended June 30, 2008 was $134,550 (2007 - $111,969)	$1,533,057	$$1,398,507

$4,050,000 note due July 14, 2011, interest rate of 8% per annum payable quarterly. Discounted at an effective interest rate of
12.38%. Interest accreted on the notes payable during the
period ended June 30, 2008 was $165,321 (2007 - $nil).	2,795,425	2,630,104

	$4,328,482	$4,028,611

10.	Capital stock:

	(a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value, issuable in series
Unlimited number of Class B preferred shares without par value, issuable in series

	(b)	The continuity of the Company’s issued share capital is as follows:

	Number of	Stated
	common shares	value
Balance, December 31, 2007	80,744,352	$56,988,447
Exercise of warrants	100,500	142,710
Exercise of options	445,000	389,250
Reclassification from contributed surplus on exercise of options	-	150,433
Repricing of broker warrants	-	(13,409)

Balance, June 30, 2008	81,289,852	$57,657,431

No preferred shares have been issued.

(c)	Contributed surplus:

Stated value

Balance, December 31, 2007	$6,261,116

Reclassification to common shares on exercise of options	(150,433)
Stock-based compensation	1,104,200
Repricing of broker warrants	13,409
Repricing of stock options	443,150

Balance, June 30, 2008	$7,671,442

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2008 and 2007

10.	Capital stock (continued):

	(d)	Stock options:

The continuity of common stock options for the six months ended June 30, 2008 is as follows:

Balance				Balance
Exercise		December 31,		Cancelled/	Cashless		June 30,
price	Expiry date	2007	Granted	expired	Exercise	Exercised	2008

0.45	February 8, 2009	490,000	-	-	-	-	490,000
0.52	April 5, 2009	30,000	-	-	-	-	30,000
0.45	May 25, 2009	60,000	-	-	-	-	60,000
0.45	February 27, 2010	150,000	-	-	-	(25,000)	125,000
0.45	July 26, 2010	400,000	-	-	-	-	400,000
0.90	January 5, 2011	1,201,700	-	-	-	(20,000)	1,181,700
0.90	January 14, 2008	400,000	-	-	-	(400,000)	-
1.42	January 14, 2008	400,000	-	(400,000)	-	-	-
1.42	December 06, 2011	2,105,000	-	(140,000)	-	-	1,965,000
1.42	March 11, 2012	115,000	-	(15,000)	-	-	100,000
1.42	June 05, 2012	375,000	-	-	-	-	375,000
1.42	September 10, 2012	550,000	-	(25,000)	-	-	525,000
1.42	April 30, 2010	-	350,000	-	-	-	350,000
1.42	May 14, 2013	-	1,485,000	-	-	-	1,485,000

		6,276,700	1,835,000	(580,000)	-	(445,000)	7,086,700

Weighted average exercise price		$1.71	$1.42	$2.62	-	$0.87	$1.18

As at June 30, 2008, all share options are fully vested. The weighted average remaining contractual life of the options is 3.25 years.

On April 9, 2008, the Board of Directors approved amending the terms of 3,621,999 outstanding share purchase warrants ("WK Warrants") and 479,375 Broker Warrants by reducing the exercise price to $1.42. There was no change in the expiry date, which remained June 1, 2008. The amendment became effective April 23, 2008.

The Company also amended the exercise price to $1.42 of 2,070,000 outstanding incentive stock options previously exercisable at $2.65 and 925,000 outstanding incentive stock options previously exercisable at $2.00. The reduction in the exercise price became effective on April 23, 2008. An expense of $443,150 related to the re-pricing of the options has been included in stock-based compensation expense.

(e)	Warrants:

The continuity of warrants for the six months ended June 30, 2008 is as follows:

			Balance				Balance
	Exercise		December 31,				June 30,
Series	price(Repriced)	Expiry date	2007	Issued	Exercised	Expired	2008

Series “K” Warrants	1.42	June 1, 2008	3,621,999	-	(100,500)	(3,521,499)	-
Broker Warrants	1.42	June 1, 2008	479,375	-	-	(479,375)	-

			4,101,374	-	(100,500)	(4,000,874)	-

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2008 and 2007

(f)	Revision to Shareholder Rights Plan

On March 7, 2008, the Board of Directors approved the adoption of a Shareholder Rights Plan (the "Plan") as part of its procedures for dealing with any parties who may seek to acquire control of the Company through a take-over bid or other transaction. To implement the Plan, the Board of Directors of the Company authorized the issue of one Right in respect of each common share of the Company outstanding to holders of record on March 7, 2008. Until the occurrence of certain specific events, the Rights will trade with the common shares of the Company.

The Rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the outstanding common shares of the Company without complying with the "Permitted Bid" provisions of the Plan. Under the Plan, a Permitted Bid is a bid made to all shareholders on identical terms and conditions that is open for at least 60 days. If at the end of 60 days more than 50% of the outstanding shares, other than those owned by the offeror and certain persons related to the offeror or acting jointly with it, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender. Should a non-permitted acquisition occur, each Right would entitle each holder of common shares (other than the offeror and certain parties related to the offeror or acting jointly with it) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

The Plan was ratified on June 27, 2008 and will continue until the annual general meeting of shareholders in 2012.

11.	Accumulated other comprehensive income:

	June 30,	December 31,
	2008	2007
Balance, beginning of period	$5,945	$-
Unrealized gain (loss) on marketable securities	(14,113)	5,945
Balance, end of period	$(8,168)	$5,945

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2008 and 2007

12.	Related party transactions:

The Company entered into the following transactions with related parties:

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007

Consulting fees paid or accrued to companies
controlled by directors of the Company	$154,676	$149,000	$287,302	$286,000

Consulting fees paid or accrued to companies
controlled by officers of the Company	61,777	100,809	121,672	200,554

Cost recoveries received or accrued from a company
with a common director of the Company	19,844	149,448	66,530	275,507

Office and administration fees paid or accrued to a
company controlled by a director of the Company	9,316	10,701	19,103	20,362

As at June 30, 2008, $76,479 (2007 - $61,005) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from a company with a common director were $28,215 (2007 - $124,853) and were included in amounts receivable.

13.	Income taxes:

Provision for income taxes:

	June 30,	June 30,
	2008	2007

Current income taxes	$28,240	$(435,177)
Future income taxes	678,256	-

	$706,496	$(435,177)

14.	Capital management:

The Company’s objectives when managing capital are to:

  ensure there are adequate capital resources to safeguard the Company’s ability to continue as a going concern,

  maintain adequate levels of funding to support the acquisition, exploration, development, and production of mineral properties,

  maintain investor, creditor and market confidence to sustain future development of the business, and provide returns to shareholders and benefits for other stakeholders.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2008 and 2007

14.	Capital management (continued):

The Topia and Guanajuato mines are producing properties, but exploration activities are also performed at these properties in order to identify further resources. Funds realized from the sale of concentrates are largely used to finance the operations of the producing properties. Additionally, the Company carries out exploration activities on the Mapimi property which does not generate any operating income or cash flow. The Company is largely dependent on external financing to fund exploration activities. To undertake planned exploration, the Company will raise additional funds as needed. Funds are primarily secured through convertible debt and equity capital raised by way of private placements.

The Company manages its capital in a manner that provides sufficient funding for operational activities. Annual capital and operating expenditure budgets, and rolling forecasts, are used to determine the necessary capital requirements. These budgets are approved by management and the Board of Directors and updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary. In order to maintain or adjust the capital structure, the Company may issue new debt or capital through private placements. For the three months ended June 30, 2008, there were no changes in quantitative and qualitative data about the Company’s objectives, policies and processes for managing capital as compared to the prior period.

As at June 30, 2008, total managed capital was $16,651,052, comprised of:

	June 30,	December 31,
	2008	2007
Total debt (1)	$4,427,394	$4,117,236
Less: Cash	4,428,801	5,357,977
Net cash	1,407	1,240,741
Shareholders’ equity	16,652,459	21,196,469
Adjusted capital	$16,651,052	$19,955,728
Debt to adjusted capital ratio	(0.00)	(0.06)

(1) Includes current portion of long-term debt and convertible loan notes

The Company’s capital structure is dependent on expected business growth and changes in the business environment.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements. The Company is not subject to covenants on its long-term debt and convertible notes. During the six months ended June 30, 2008, the Company met all debt repayment requirements.

15.	Fair value of financial instruments:

The carrying values of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of the items. The fair value of marketable securities is based on current bid prices at June 30, 2008. The fair value of long-term debt and convertible notes

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2008 and 2007

15.

Fair value of financial instruments (continued): payable to third parties approximates the amortized cost as the interest rates reflect estimated market rates at June 30, 2008. In evaluating the fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and different valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

For the six months ended June 30, 2008, a fair value adjustment of $14,113 for marketable securities designated as available-for-sale has been recognized in other comprehensive loss. Available-for-sale financial assets are denominated in Canadian dollars. There were no disposals or impairment provisions during the current interim period.

16.	Financial risk exposure and risk management:

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Company has no collateral on its debt. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company’s exploration program, and limited exposure to credit and market risks. There were no changes to the objectives or the process from the prior period.

The types of risk exposure and the way in which such exposures are managed are as follows:

	(a)	Concentration risk:

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is a prime Canadian bank. Risk also exists in sales because the Company’s revenues are currently substantially derived from sales to one customer in Mexico. To mitigate the risk, the Company is considering selling its concentrate to other potential, economically viable customers.

	(b)	Credit risk:

Credit risk primarily arises from the Company’s cash and cash equivalents and amounts receivable. The risk exposure is limited to their carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits or invested in guaranteed investment certificates with various maturity dates. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the bank and the investment grade of the guaranteed investment certificates.

Amounts receivable primarily consists of value added tax recoverable (“VAT”) and trade accounts receivable. To reduce credit risk, the Company regularly reviews the collectibility of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectible amounts. An allowance of $338,461 has been provided for potentially uncollectible VAT as at June 30, 2008. With respect to trade receivables, the customer is a large, publicly traded company and has conducted business in Mexico for a number of years. At June 30, 2008, the trade accounts receivable balance totaled $2,022,352 of which $1,796,776 is due within 60 days and the balance of $225,576 is due from 60 to 90 days. The Company historically has not had difficulty collecting receivables from this customer, neither has this customer defaulted on any payments.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2008 and 2007

16.	Financial risk exposure and risk management (continued):

	(c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures there is sufficient capital to meet short term business requirements. One of management’s goals is to maintain an optimal level of liquidity through the active management of the assets, liabilities and cash flows. The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a quarterly basis.

During this quarter, receipt of trade accounts receivable were used to fund the operating costs associated with the producing properties. The Company’s cash and cash equivalents are invested in guaranteed investment certificates which are available on demand to fund the Company’s operating costs and other financial demands.

The maturities of the Company’s current portion of long-term debt and convertible loan notes are disclosed in Note 9. The Company manages the long-term liquidity risks associated with the convertible loan notes by including a holder’s conversion feature in the agreements, which it anticipates will be exercised. In the event that the conversion feature is not exercised, the expectation is that the Company will have sufficient cash flow from operations to repay the debt.

	(d)	Market risk:

The significant market risks to which the Company is exposed are currency, interest rate and commodity price risk.

(i) Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are subject to currency transaction and translation risk.

The Company’s exploration, development, operating costs, and a significant portion of its administrative costs are in Mexico and are denominated in Mexican pesos or US dollars. Revenues from the sale of concentrates are denominated in US dollars. The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2008 and 2007

16.	Financial risk exposure and risk management (continued):

Comparative foreign exchange rates as at June 30, 2008 are as follows:

	June 30,	December 31,
	2008	2007

MXN Peso to CDN Dollar	0.099	0.091
US Dollar to CDN Dollar	1.020	0.991

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time. Management believes the foreign exchange risk derived from currency conversions for the Mexican operations is not significant and therefore does not hedge its foreign exchange risk. Additionally, the US dollar trade accounts receivable are short term in nature and foreign currency risk exposure is minimal.

(ii) Interest rate risk

The Company’s policy is to invest cash in guaranteed investment certificates at fixed or floating rates of interest and cash equivalents are to be maintained in floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders. As at June 30, 2008, interest rates on guaranteed investment certificates ranged from 1.60% to 2.75% which represent the prevailing market interest rates. Fluctuations in interest rates impact the value of cash and cash equivalents. The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates.

For financial liabilities, the current portion of long-term debt is not subject to interest rate risk since it is non-interest bearing. The convertible loan notes carry a fixed interest rate of 8% per annum and as such are not subject to fluctuations of interest rates.

(iii) Commodity price risk

The value of the Company’s mineral resource properties depends on the price of silver, gold, lead and zinc and the outlook for these minerals. As at June 30, 2008, market prices were US$17.65/oz for silver, US$930/oz for gold, US$1,735/tonne for lead, and US$1,870/tonne for zinc.

Silver and gold, as well as lead and zinc prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to silver and gold. The value of trade receivables depends on changes in metal prices over the quotational period.

The profitability of the Company’s operations is highly correlated to the market price of silver and gold. If metal prices decline for a prolonged period below the cost of production of the Company’s Topia and Guanajuato mines, it may not be economically feasible to continue production.

The Company has not entered into any hedging or other commodity based risk instruments.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2008 and 2007

16.	Financial risk exposure and risk management (continued):

	(iv)	Sensitivity analysis

Based on historic trends over the last twelve months, volatilities in the above-noted market risks, and management’s knowledge and experience in the financial markets, the Company believes the following movements are reasonably possible over a twelve-month period.

  A parallel shift of +1%/-1% from the prevailing market interest rates on deposits of 1.60% – 2.75% as of June 30, 2008.

  Proportional foreign exchange movement of -10% (depreciation of CAD) and +10% (appreciation of CAD) against the USD, from the June 30, 2008 CAD to USD exchange rate of 0.981.

  Proportional foreign exchange movement of -10% (depreciation of CAD) and +10% (appreciation of CAD) against the Mexican peso, from the June 30, 2008 CAD to Mexican peso exchange rate of 10.116.

  A parallel shift of +10%/-10% from the prevailing commodity prices of US$930/oz for gold, US$17.65/oz for silver, US$1,735/tonne for lead, and US$1,870/tonne for zinc as of June 30, 2008.

If these movements were to occur, the impact on the consolidated net loss for each category of financial instrument held at the balance sheet date is presented below in thousands of dollars.

		Interest Rate		Currency Rate		Commodity
		Risk (1)		Risk		Price Risk
		-1%	+1%	-10%	+10%	-10%	+10%
	Carrying
	Amount	Income	Income	Income	Income	Income	Income
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
Financial assets
Cash and cash equivalents(1)
CAD	1,708	(17)	17	-	-	-	-
USD	2,309	(23)	23	256	(210)	-	-
Pesos	412	(4)	4	46	(37)	-	-
Amounts receivable
USD	1,979	-	-	220	(180)	(197)	197
Pesos	931	-	-	103	(85)	-	-
Inventories
Pesos	1,266	-	-	141	(115)	-	-

Financial liabilities
Accounts payable and
accrued liabilities
USD	777	-	-	(86)	71	-	-
Pesos	1,148	-	-	(127)	104	-	-
Total Increase (Decrease)		(44)	44	553	(452)	(197)	197

(1)	Cash and cash equivalents include guaranteed investment certificates which are at fixed and floating interest rates.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2008 and 2007

17.	Commitments and contingencies:

(a)

On August 16, 2007, Minera de Villa Seca, S.A. de C.V. received a notice of assessment from the Instituto Mexicano Del Seguro Social (the Mexican Social Security Institute (“IMSS”)) in respect of employees of a former contractor, who was fully paid all contracted amounts, for approximately $347,000 of additional social security contributions due and penalties thereon. On November 9, 2007, the Company appealed this assessment and pledged a small piece of unused property at the Guanajuato mine as a guarantee. The guarantee will be removed upon successful appeal of the claim or by payment of the amount purported owing to the IMSS.

Unpaid IMSS amounts are required to be adjusted for the National Consumer Price Index and penalties increase over the passage of time. The value of the claim at June 30, 2008 is approximately $569,000. This has not been provided for since management believes that this assessment is without merit and will not have a material adverse impact on our financial position, results of operations or cash flows.

	(b)	The Company is committed to making severance payments amounting to approximately $1,645,000 to certain officers and management in the event that there is a change of control of the Company.

	(c)	Commitments outstanding relating to laboratory and drilling services amount to $724,000 in 2008, $842,000 in 2009, $842,000 in 2010, and $842,000 in 2011.

	(d)	The Company is committed to operating lease payments of $96,000 in 2008 and $81,000 in 2009.

	(e)	Commitments to purchase capital equipment as at June 30, 2008 are $870,000.